VIA EDGAR

May 24, 2017

Lyn Shenk

Branch Chief, Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	RELX PLC

Form 20-F for Fiscal Year Ended December 31, 2016

Filed March 7, 2017

File No. 001-13334

RELX NV

Form 20-F for Fiscal Year Ended December 31, 2016

Filed March 7, 2017

File No. 001-13688

Dear Mr. Shenk:

We are writing to respond to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 2, 2017 (the “Comment Letter”), relating to the above-referenced Annual Reports on Form 20-F (the “RELX 20-F”). For your convenience we have repeated below in bold, italics the comments set forth in the Comment Letter.

Form 20-F for Fiscal Year Ended December 31, 2016

1.	Please revise your disclosure here and throughout your filing, including in documentation incorporated by reference to present GAAP measures with equal or greater prominence to non-GAAP measures. For example, on page 14 you present Revenue and Total Adjusted Operating Profit, but do not present Total Operating Profit on a GAAP basis until you present the reconciliation on page 15. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of staff’s Compliance and Discussion Interpretations on Non-GAAP Financial Measures for further guidance.

Response:

We acknowledge the Staff’s comment and, in our future filings, we will continue to consider the requirements of Item 10(e)(1)(i)(A) of Regulation S-K to ensure appropriate disclosure is made to present the most comparable GAAP measures with equal or greater prominence as the non-GAAP financial measures included in such filings.

Specifically, in response to the Staff’s example, in future filings we will present Total Reported Operating Profit with equal or greater prominence as Total Adjusted Operating Profit, a representative example of which is set out in Appendix I.

Exhibit 15.2

Cash Flows- Conversion of Adjusted Operating Profit into Cash, page 55

2.	It appears that you are reconciling a Non-GAAP measure (Adjusted Operating Profit) to another Non-GAAP measure (Adjusted cash flow). Please revise to reconcile the Non-GAAP measure to its most comparable GAAP/IFRS measure, additionally please begin the reconciliation with the GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

Response:

We note that the Staff’s comment relates to certain sections of Exhibit 15.2, our Annual Reports and Financial Statements 2016. The sections mentioned by the Staff were not incorporated by reference into the RELX 20-F. As mentioned on page 1 of the RELX 20-F, we intended to incorporate by reference into the RELX 20-F only the information from Exhibit 15.2 that was specifically identified by item and page number as so incorporated. Accordingly, we did not endeavour to include a reconciliation of information in Exhibit 15.2 that was not incorporated by reference into the RELX 20-F.

To aid investors’ understanding of our cross-referencing approach, to provide further clarity regarding the information included as part of our Annual Reports on Form 20-F and to comply with Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, requiring that copies of the pertinent pages of a document containing information incorporated into a report by reference be filed as an exhibit to the report, we will append as an exhibit to our future Annual Reports on Form 20-F only those pages, sections and information incorporated by reference into such filing.

Free Cash Flow, Page 55

3.	It appears that you are reconciling a Non-GAAP measure (Adjusted cash flow) to another Non-GAAP measure (Free cash flow before and post dividends). Please revise to reconcile the Non-GAAP measure to its most comparable GAAP/IFRS measure, additionally please begin the reconciliation with the GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

Response:

Please see response to comment 2 above, which is also applicable to comment 3.

Return on invested Capital, Page 57

4.	We note that you present a measure titled “Return on Invested Capital,” however you use a Non-GAAP/IFRS amount (Adjusted Operating Profit) to calculate this measure. Please revise to retitle this measure to make it clear that it is a Non- GAAP measure. Additionally, please revise to present the most comparable GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

Response:

Please see response to comment 2 above, which is also applicable to comment 4.

Yours sincerely,

/s/ Nick Luff

Nick Luff

Chief Financial Officer, RELX PLC and RELX NV

cc:

Aamira Chaudhry

Amy Geddes

Division of Corporation Finance

Securities and Exchange Commission

Henry Udow

Kenneth Thompson, II

RELX Group plc, RELX PLC and RELX NV

Mark Brod

Simpson Thacher & Bartlett LLP

Appendix I

Representative Example of Proposed Format for Future RELX 20-F Filings

The following tables show revenue and adjusted operating profit for each of our business segments in each of the three years ended December 31, 2016, 2015 and 2014 together with the percentage change in 2016 and 2015 at both actual and constant currencies. The effect of currency movements on the 2016 results is further described separately below (see “— Effect of Currency Translation” on pages 22 to 23). Adjusted operating profit is included on the basis that it is the key segmental profit measure used by management to evaluate performance and allocate resources to the business segments, as reported under IFRS8: Operating Segments in note 2 to the consolidated financial statements set forth on pages 126 to 127 of the Group’s Annual Reports and Financial Statements 2016 and incorporated herein by reference to Exhibit 15.2. Adjusted operating profit represents operating profit before amortisation of acquired intangible assets and acquisition related costs and is grossed up to exclude the equity share of finance income, finance costs and taxes in joint ventures. A reconciliation of reported operating profit to adjusted operating profit is set out on page 15.

Revenue and adjusted operating profit by segment and total reported operating profit are as follows:

	Revenue for the year ended December 31
	2016	2015	% change		2014	% change
			actual rates	constant rates(1)		actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£2,320	£2,070	+12%	+2%	£2,048	+1%	+2%
Risk & Business Analytics	1,906	1,601	+19%	+8%	1,439	+11%	+6%
Legal	1,622	1,443	+12%	+2%	1,396	+3%	+1%
Exhibitions	1,047	857	+22%	+9%	890	-4%	+1%

Total	£6,895	£5,971	+15%	+4%	£5,773	+3%	+2%

	Reported operating profit for the year ended December 31
	2016	2015	% change	2014	% change
			actual rates		actual rates
	(in millions, except percentages)
Total	£1,708	£1,497	+14%	£1,402	7%

	Adjusted operating profit for the year ended December 31
	2016	2015	% change		2014	% change
			actual rates	constant rates(1)		actual rates	constant rates(2)
	(in millions, except percentages)
Scientific, Technical & Medical	£853	£760	+12%	+2%	£762	0%	+4%
Risk & Business Analytics	686	575	+19%	+8%	506	+14%	+7%
Legal	311	274	+13%	+2%	260	+5%	+5%
Exhibitions	269	217	+24%	+9%	217	0%	+5%

Subtotal	£2,119	£1,826			£1,745
Unallocated items	(5)	(4)			(6)

Total	£2,114	£1,822	+16%	+4%	£1,739	+5%	+5%

(1)	Represents percentage change in 2016 over 2015 using constant currency. These rates were used in the preparation of the 2015 consolidated financial statements.
(2)	Represents percentage change in 2015 over 2014 using constant currency. These rates were used in the preparation of the 2014 combined financial statements.